SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

By letter dated July 18, 2016, the company reported that on July 17, 2016, Discount Investment Corporation (TASE: DISI) ( "DIC"), controlled 76.4% by IDBD, informed to the market the acceptance of the offer by ChemChina to acquire 40% of the shares of Adama Agricultural Solutions Ltd. ( "Adama"), held by Koor, controlled indirectly by IDBD through DIC.
The transaction price includes a cash payment of USD 230 million plus the total cancellation of the non-recourse loan and interests that had been provided to KOOR by a Chinese bank.
It is expected the Sale Transaction to be completed by October 31, 2016, subject to the fulfillment of certain conditions, including the receipt of Chinese regulatory approvals and the receipt of antitrust approvals.
Adama is one of the world’s leading crop protection companies. With one of the largest and most diversified portfolios, Adama sells its products in more than 100 countries helping the world's farmers to increase yields by preventing or controlling weeds, insects and diseases that damage their crops.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
July 18, 2016